

Mailstop 4631

July 27, 2017

Michael F. Barry
Chairman of the Board, Chief Executive Officer and President
Quaker Chemical Corporation
One Quaker Park
901 E. Hector Street
Conshohocken, Pennsylvania 19428

> **Re: Quaker Chemical Corporation**
> **Revised Preliminary Proxy on Schedule 14A**
> **Filed July 21, 2017**
> **File No. 001-12019**

Dear Mr. Barry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Vote Required and Recommendation of the Board, page 59

1. In response to comment 12 of our letter dated July 3, 2017, you state that the Board considers the Valence Group's opinion to apply to the fairness of both the issuance of common stock or preferred stock, even though it appears to assume the passage of the charter amendment. Please include disclosure in the proxy that discloses the Board's position and whether the Board has verified this position with Valence Group.

Annex B: Opinion of Valence Group

2. We note your response to comment 21 of our letter dated July 3, 2017; however, the nature of the limitations in the opinion is inconsistent with the inclusion of the opinion in

the proxy. The financial advisor may limit their opinion as to scope but not as to who may rely on the opinion. Please refile the opinion as revised in response to this comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction